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                                                                    Exhibit 99.1




Corporate Property Associates
Corporate Property Associates 2
Corporate Property Associates 3
Corporate Property Associates 4
Corporate Property Associates 5
Corporate Property Associates 6
Corporate Property Associates 7
Corporate Property Associates 8
Corporate Property Associates 9
50 Rockefeller Center
New York, New York 10020


Gentlemen:

        You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide an opinion to Corporate Property Associates, Corporate Property Associates 2, Corporate Property Associates 3, Corporate Property Associates 4, Corporate Property Associates 5, Corporate Property Associates 6, Corporate Property Associates 7, Corporate Property Associates 8 and Corporate Property Associates 9 (the "CPA Partnerships") as to the fairness from a financial point of view to the limited partners of the CPA Partnerships (the "Unitholders") of certain allocations of shares (the "Listed Shares") which would be effective following the approval by the CPA Partnerships of a proposed consolidation (the "Consolidation") of the CPA Partnerships into Carey Diversified LLC, a newly formed limited liability company organized in Delaware (the "Company").

        We have been advised by the General Partners and the CPA Partnerships that 24,388,032 or 10,172,692 Listed Shares will be issued in the Consolidation assuming Maximum or Minimum Participation as defined below, and that such Listed Shares will be allocated to the CPA Partnerships as summarized on Exhibit I hereto, subject to certain closing adjustments; and (ii) Unitholders in each CPA Partnership may elect to retain their economic interest in the CPA Partnership in which they are limited partners through the receipt of subsidiary partnership units (the "Subsidiary Partnership Units") which will be issued in nine series. We have been advised that the distributions to the holders of each series of Subsidiary Partnership Units will be

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measured by reference to the performance of those properties that are attributable to the respective CPA Partnerships as they existed prior to the Consolidation.

        Stanger, founded in 1978, provides information, research, investment banking and consulting services to clients throughout the United States, including major New York Stock Exchange member firms and insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

        Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, and reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger's valuation practice principally involves partnerships, partnership securities and assets typically owned through partnerships including, but not limited to, real estate, mortgages secured by real estate, oil and gas reserves, cable television systems, and equipment leasing assets.

        In arriving at the opinion set forth below, we have:

- Performed appraisals of each Partnership's portfolio of real properties pursuant to a separate engagement between Stanger and the Partnerships;

- Reviewed a draft of the Consent Solicitation Statement/Prospectus in substantially the form which will be filed with the Securities & Exchange Commission (the "SEC") and provided to Unitholders by the CPA Partnerships and the Company;

- Reviewed the financial statements of the CPA Partnerships contained in Forms 10-K, as amended, filed with the SEC for the CPA Partnerships' 1995 and 1996 fiscal years and Forms 10-Q, as amended, filed with the SEC for the quarter ended June 30, 1997;

- Reviewed certain operating and financial information (including property level financial data) relating to the business, financial condition and results of operations of the CPA Partnerships, and discussed with management of the CPA Partnerships the operations, business plan, historical financial statements, budgets and future prospects of the CPA Partnerships;

- Reviewed the methodology used by the General Partners to allocate Listed Shares among the CPA Partnerships; and

- Conducted such other studies, analyses and inquiries as we deemed appropriate.

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        The CPA Partnerships requested that Stanger opine as to the fairness, from a financial point of view, of the allocation of the Listed Shares among the CPA Partnerships assuming all CPA Partnerships elect to participate in the Consolidation (the "Maximum Participation Scenario") and the minimum number of CPA Partnerships participate in the Consolidation (the "Minimum Participation Scenario"). The Minimum Participation Scenario assumes the consolidation of CPA 1, CPA 2, CPA 3, CPA 5, and CPA 7.

        To evaluate the fairness, from a financial point of view, of the allocation of Listed Shares among the CPA Partnerships, we compared the estimated net asset value to be contributed to the Company by each CPA Partnership to the estimated net asset value of the CPA Partnerships as a group. We observed that Total Exchange Values were assigned to the CPA Partnerships by the General Partners based on: (i) appraisals provided by Stanger of the estimated value of the real estate portfolio of each CPA Partnership as of March 31, 1997; (ii) valuations made by the General Partners of each CPA Partnership's other assets and liabilities as of June 30, 1997; (iii) adjustments made by the General Partners to the foregoing values to reflect cash distributions made by the CPA Partnership in July 1997, the estimated value of certain litigation claims of certain CPA Partnerships, the General Partners' 1% interest in sale/financing proceeds which will be retained in the Consolidation, certain returns due to the General Partners which relate to properties which have previously been sold by the CPA Partnerships, the estimated change in the value of two properties as a result of material events occurring subsequent to the appraisal date, and estimated transfer taxes associated with each CPA Partnership's portfolio; and (iv) the costs of the Consolidation to be allocated among the CPA Partnerships in proportion to their Total Exchange Value before such cost allocation. We further observed that the General Partners intend to make such pre-consolidation cash distributions to Unitholders in each CPA Partnership as may be necessary to cause the relative Total Exchange Values of each of the CPA Partnerships as of the closing date to be substantially equivalent to the relative Total Exchange Values as of June 30, 1997. Relying on these Total Exchange Values, we observed that the allocation of Listed Shares offered to each CPA Partnership reflects the net value of the assets contributed to the Company by each CPA Partnership after deducting a pro rata share of the costs associated with the Consolidation.

        In rendering this opinion, Stanger relied, without independent verification, on the accuracy and completeness of all financial and other information contained in the Consent Solicitation Statement/Prospectus or that was otherwise publicly available or furnished or otherwise communicated to us. Stanger has not made an independent evaluation or appraisal of the determinations of the non-real estate assets and liabilities of the CPA Partnerships. Stanger relied upon the balance sheet value determinations for the CPA Partnerships and the adjustments made by the General Partners to arrive at the Total Exchange Values. We have also relied upon the assurance of the CPA Partnerships and the General Partners that the calculations made to determine all allocations among the CPA Partnerships and within each CPA Partnership between the General Partners and the Unitholders are consistent with the provisions of each CPA Partnership's Partnership Agreement, that any financial projections or pro forma statements or adjustments provided to us were reasonably prepared and adjusted on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments,

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that no material changes have occurred in the CPA Partnerships' asset or liability values subsequent to valuation dates cited above or in the real estate portfolio values subsequent to March 31, 1997 which are not reflected in the CPA Partnerships' Exchange Values, and that the CPA Partnerships and the General Partners are not aware of any information or facts regarding the CPA Partnerships that would cause the information supplied to us to be incomplete or misleading.

     We were not asked to and therefore did not perform an analysis with respect to any combinations of CPA Partnership participation other than those noted above. Further, we are not opining as to whether or not any specified combination will result from the Consolidation. We were not requested to and did not: (a) select the method of determining the allocation of the Listed Shares or Subsidiary Partnership Units or establish the allocation; (b) make any recommendations to the Unitholders, General Partners or the CPA Partnerships with respect to whether to approve or reject the Consolidation or whether to elect to receive Listed Shares or Subsidiary Partnership Units; or (c) express any opinion as to (i) the impact of the Consolidation with respect to combinations of participating CPA Partnerships other than those specifically identified herein; (ii) the tax consequences of the Consolidation for Unitholders or for the Company; (iii) the potential impact of any preferential return on Subsidiary Partnership Units or the Company's fee structure on the cash flow received from, or the market value of, Listed Shares of the Company received by the CPA Partnerships; (iv) the potential capital structure of the Company or its impact on the financial performance of the Listed Shares or the Subsidiary Partnership Units; (v) the potential impact on the fairness of the allocations of any subsequently discovered environmental or contingent liability; or (vi) whether or not alternative methods of determining the relative amounts of Listed Shares and Subsidiary Partnership Units to be issued would have also provided fair results or results substantially similar to those of the allocation methodology used.

     Further, we are not expressing any opinion as to (a) the fairness of any terms of the Consolidation (other than the fairness of the allocations of the Listed Shares for the combinations of participating CPA Partnerships as described above) or the amounts or allocations of Consolidation costs or the amounts of Consolidation costs borne by Unitholders at various levels of participation in the Consolidation; (b) the relative value of the Listed Shares and the Subsidiary Partnership Units to be issued in the Consolidation; (c) the prices at which the Listed Shares or Subsidiary Partnership Units may trade following the Consolidation or the trading value of the Listed Shares or Subsidiary Partnership Units to be received compared with the current fair market value of the CPA Partnerships' portfolios or other assets if liquidated in real estate markets; and (d) alternatives to the Consolidation.

     Based upon and subject to the foregoing, it is our opinion that the allocation of the Listed Shares among the CPA Partnerships pursuant to the Consolidation assuming the participation scenarios cited herein is fair to the Unitholders of the CPA Partnerships from a financial point of view.

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        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. We have advised the CPA Partnerships and the General Partners that our entire analysis must be considered as a whole and that selecting portions of analyses and the factors considered, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying this opinion.

        Our opinion is based on business, economic, real estate market, and other conditions as of the date of our analysis and addresses the Consolidation in the context of information available as of the date of our analysis. Events occurring after that date could affect the value of the assets of the CPA Partnerships or the assumptions used in preparing the opinion.


Very truly yours,

/s/ Robert A. Stanger & Co., Inc.

Robert A. Stanger & Co., Inc.
Shrewsbury, New Jersey
October 15, 1997



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                                                                      EXHIBIT 1


              ALLOCATION OF LISTED SHARES

                                          Allocation of
                                          Listed Shares
                                          -------------
Corporate Property Associates               1,052,185

Corporate Property Associates 2             1,692,873

Corporate Property Associates 3             2,798,430

Corporate Property Associates 4             2,841,138

Corporate Property Associates 5             2,079,320

Corporate Property Associates 6             3,326,115

Corporate Property Associates 7             2,549,884

Corporate Property Associates 8             4,894,290

Corporate Property Associates 9             3,153,797